EXHIBIT 10.5

TRANSACTION BONUS AGREEMENT

This **TRANSACTION BONUS AGREEMENT** (this "Agreement") is made and entered into effective as of April [   ], 2021 (the "Effective Date") by and between General Finance Corporation, a Delaware corporation (the "Company") and [   ] (the "Recipient").

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into an Agreement and Plan of Merger (the "Merger Agreement") dated as of the Effective Date by and among the Company, United Rentals (North America), Inc., a Delaware corporation ("Parent"), and UR Merger Sub VI Corporation, a Delaware corporation ("Merger Sub"), pursuant to which Merger Sub shall commence a cash tender offer to acquire any and all of the outstanding shares of Company common stock (the "Shares") for $19.00 per share (such offer, as may be extended and amended from time to time as permitted under, or required by, the Merger Agreement, the "Offer") and following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Transaction");

WHEREAS, the Company has determined that it is advisable and in the best interests of the Company and its shareholders to reward the Recipient for Recipient's contributions to making the Transaction possible;

WHEREAS, as an expression of appreciation of Recipient's services to the Company, as well as the contributions to making the Transaction possible, the Company wishes to reward the Recipient with a bonus, upon the terms and conditions set forth herein; and

NOW, THEREFORE, for and in consideration of the premises and mutual covenants set forth herein, it is hereby agreed as follows:

AGREEMENT

1.   **Transaction Bonus Provisions**

(a)   Transaction Bonus Amount.   Upon the Closing (as defined in the Merger Agreement) of the Transaction, the Recipient shall be entitled to receive a bonus in a single lump sum payment in the amount of $[   ] (the "Transaction Bonus Amount"), to be payable in accordance with the terms and conditions set forth in Section 1(b) below.

(b)   Form and Timing of Payment.   Subject to and conditioned upon the Recipient's execution and non-revocation of the Release as described in Section 1(d) hereof, the Transaction Bonus Amount, less applicable withholding and employment taxes, shall be payable to the Recipient by the Company on the Closing Date (as defined in the Merger Agreement) (or, if later, the effective date of the Release).

(c)   Forfeiture. Notwithstanding anything to the contrary in this Agreement, the Recipient shall automatically and without notice forfeit any and all rights the Recipient may have in the Transaction Bonus Amount in the event that the Recipient's Continuous Service with the Company terminates for any reason prior to the Closing Date.

(d)   Release. Notwithstanding anything to the contrary herein, any Transaction Bonus Amount due to the Recipient under this Agreement shall be conditioned upon the Recipient's execution (and no revocation) of a general release of claims, in the form attached hereto as Exhibit A (the "Release").

2.   **Certain Definitions**

(a)   "Cause" shall have the equivalent meaning (or the same meaning as "cause" or "for cause") set forth in any employment, consulting, or other agreement for the performance of services between the Recipient and the Company or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (1) you breach any obligation, duty or agreement under your employment, consulting, or other agreement for the performance of services, which breach is not cured or corrected within 15 days of written notice thereof from the Company; (2) you commit any act of personal dishonesty, fraud, breach of fiduciary duty or trust; (3) you are convicted of, or plead guilty or *nolo contendere* with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; (4) you commit any act of personal conduct that, in the reasonable opinion of the Board of Directors of the Company (the "Board"), gives rise to a material risk of liability under federal or applicable state law for discrimination or sexual or other forms of harassment or other similar liabilities to subordinate employees; (5) you commit continued and repeated substantive violations of specific written directions of the Board or Chief Executive Officer, which directions are consistent with this Agreement and your current position with the Company or one of its subsidiaries, or continued and repeated substantive failure to perform duties assigned by or pursuant to your consulting, or other agreement for the performance of services; provided that no discharge shall be deemed For Cause under this subsection unless you first receive written notice from the Company advising you of the specific acts or omissions alleged to constitute violations of written directions or a material failure to perform your duties, and such violations or material failure continue after you shall have had a reasonable opportunity to correct the acts or omissions so complained of; (6) you engage in conduct that is demonstrably and materially injurious to the Company and each corporation or entity controlled directly or indirectly by the Company (the "Company Group"), or that materially harms the reputation or financial position of the Company Group, unless the conduct in question was undertaken in good faith on an informed basis with due care and with a rational business purpose and based upon the honest belief that such conduct was in the best interest of the Company Group; (7) you are found liable in any Securities and Exchange Commission or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not you admit or deny liability) where the conduct that is the subject of such action is demonstrably and materially injurious to the Company Group; (8) you (i) obstruct or impede, (ii) endeavor to influence, obstruct or impede, or (iii) fail to materially cooperate with, any investigation authorized by the Board or any governmental or self-regulatory entity (an "Investigation") (however, your failure to waive attorney-client privilege relating to communications with your own attorney in connection with an Investigation shall not constitute "Cause"); or (9) you made any material misrepresentations (or omissions) in connection with your resume and other documents which may have been provided by you, and oral statements regarding your employment history, education and experience, in determining to enter into your employment, consulting, or other agreement for the performance of services.

(b)   "Continuous Service" shall mean the uninterrupted provision of services to the Company and/or its subsidiaries in any capacity of employee, director, consultant or other service provider. Continuous Service shall not be considered to be interrupted in the case of (i) any approved leave of absence (including, without limitation, sick leave, military leave, vacation or any other personal leave authorized by the Company) or (ii) transfers among the Company or any successor entities, in any capacity of director, employee, consultant or other service provider.

3.   **Successors**

(a)   This Agreement is personal to the Recipient and, without the prior written consent of the Company, shall not be assignable by the Recipient otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Recipient's legal representatives.

(b)   This Agreement shall inure to the benefit of and be binding upon and enforceable against the Company and its successors and assigns including, without limitation, Parent.

4.   **Miscellaneous**

(a)   The laws of the State of Delaware (without reference to its choice of law provisions) shall govern the validity, interpretation, construction and performance of this Agreement.

(b)   All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

(c)   Nothing in this Agreement or in any instrument executed pursuant hereto shall confer upon the Recipient any right to Continuous Service with the Company or shall affect the right of the Company to terminate the Continuous Service of the Recipient at any time with or without Cause.

(d)   All payments made pursuant to this Agreement will be subject to withholding of applicable income and employment taxes.

(e)   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(f)   The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(g)   This Agreement constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof. No future agreements between the Company and Recipient may supersede this Agreement unless they are in writing and specifically mention this Agreement.

(h)   It is the intention of both the Company and the Recipient that the benefits and rights to which the Recipient could be entitled pursuant to this Agreement comply with, or fall within an exception to, Section 409A of the Internal Revenue Code of 1986, as amended and the Treasury Regulations and other guidance promulgated or issued thereunder ("Section 409A"), to the extent that the requirements of Section 409A are applicable thereto. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A or to the extent any provision in this Agreement must be modified to comply with Section 409A (including, without limitation, Treasury Regulation 1.409A-3(c)), such provision will be read, or will be modified (with the mutual consent of the parties, which consent will not be unreasonably withheld), as the case may be, in such a manner so that all payments due under this Agreement will comply with Section 409A. For purposes of Section 409A, each payment made under this Agreement will be treated as a separate payment. In no event may Recipient, directly or indirectly, designate the calendar year of payment. Recipient further acknowledges that any tax liability incurred by Recipient under Section 409A of the Code is solely the responsibility of Recipient.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this agreement to be executed in its name on its behalf, all as of the day and year first above written.

RECIPIENT:

_____

[   ]

GENERAL FINANCE CORPORATION

By:_____
Name:
Title:

EXHIBIT A

FORM OF RELEASE

GENERAL RELEASE OF CLAIMS

1.   [   ] ("<u>Recipient</u>"), for [herself/himself] and [her/his] family, heirs, executors, administrators, legal representatives and their respective successors and assigns, in exchange for the consideration received pursuant to Section 1 of the Transaction Bonus Agreement to which this release is attached as Exhibit A (the "<u>Bonus Agreement</u>"), does hereby release and forever discharge General Finance Corporation, a Delaware corporation (the "<u>Company</u>"), its respective subsidiaries, affiliated companies, successors and assigns, and its and their current or former directors, officers, employees, shareholders or agents in such capacities (collectively with the Company, the "<u>Released Parties</u>") from any and all actions, causes of action, suits, controversies, claims and demands whatsoever, for or by reason of any matter, cause or thing whatsoever, whether known or unknown including, but not limited to, all claims under any the Fair Labor Standards Act, as amended, 29 U.S.C. §§ 201, <u>et seq.</u>; the Civil Rights Act of 1866, as amended, 42 U.S.C. § 1981; the Family and Medical Leave Act, 29 U.S.C. §§ 2601, <u>et seq.</u>; Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000e, <u>et seq.</u>; the Americans With Disabilities Act, 42 U.S.C. §§ 12101, <u>et seq.</u>; the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, 29 U.S.C. § 621 <u>et seq.</u>; [Maryland Title 20 Article 49B, and any other Maryland County laws;] and any other applicable federal, state, or local statute, regulation, ordinance, or legal requirement in connection with Recipient's employment or termination thereof, whether for tort, breach of express or implied employment contract, wrongful discharge, intentional infliction of emotional distress, or defamation or injuries incurred on the job or incurred as a result of loss of employment. Recipient acknowledges and agrees that Recipient is unaware of any wrongdoing on the part of the Released Parties including, without limitation, fraud, billing practices, and patient care issues. Recipient acknowledges that the Company encouraged Recipient to consult with an attorney of Recipient's choosing, and through this General Release of Claims encourages Recipient to consult with Recipient's attorney with respect to possible claims under the Age Discrimination in Employment Act ("<u>ADEA</u>") and that Recipient understands that the ADEA is a Federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefits and benefit plans. Without limiting the generality of the release provided above, Recipient expressly waives any and all claims under ADEA that Recipient may have as of the date hereof. Recipient further understands that by signing this General Release of Claims Recipient is in fact waiving, releasing and forever giving up any claim under the ADEA as well as all other laws within the scope of this paragraph 1 that may have existed on or prior to the date hereof. Notwithstanding anything in this paragraph 1 to the contrary, this General Release of Claims shall not apply to (i) any actions to enforce rights arising under, or any claim for benefits which may be due Recipient pursuant to, the Bonus Agreement, and (ii) any rights or claims that may arise as a result of events occurring after the date this General Release of Claims is executed.

[Recipient expressly waives and relinquishes all rights and benefits afforded by Section 1542 of the Civil Code of the State of California, and in so doing understands and acknowledges the significance of such specific waiver of Section 1542 that reads as follows:

"A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party."

Recipient expressly waives, relinquishes and forfeits all rights and benefits accorded by the provisions of California Civil Code Section 1542, and furthermore waives any rights that Recipient might have to invoke such provisions now or in the future with respect to the released matters set forth above. Thus, notwithstanding the provisions of Section 1542, and the purpose of implementing a full and complete release and discharge of the claims released by this General Release of Claims, Recipient expressly acknowledges that this General Release of Claims is intended to include in its effect, without limitation, all claims which Recipient does not know or suspect to exist in Recipient's favor at the time of execution hereof arising out of or relating in any way to the subject matter of the actions referred to herein above and that this General Release of Claims contemplates the extinguishment of any such claims.][1]

2.   Recipient represents that Recipient has not filed against the Released Parties any complaints, charges, or lawsuits arising out of Recipient's employment, or any other matter arising on or prior to the date of this General Release of Claims, and covenants and agrees that Recipient will never individually or with any person file, or commence the filing of, any charges, lawsuits, complaints or proceedings with any governmental agency, or against the Released Parties with respect to any of the matters released by Recipient pursuant to paragraph 1 hereof (a "Proceeding"); provided, however, Recipient shall not have relinquished his right to commence a Proceeding to challenge whether Recipient knowingly and voluntarily waived Recipient's rights under ADEA.

3.   Recipient hereby acknowledges that the Company has informed Recipient that Recipient has up to twenty-one (21) days to sign this General Release of Claims and Recipient may knowingly and voluntarily waive that twenty-one (21) day period by signing this General Release of Claims earlier. Recipient also understands that Recipient shall have seven (7) days following the date on which Recipient signs this General Release of Claims within which to revoke it by providing a written notice of Recipient's revocation to the Company.

4.   Recipient acknowledges that this General Release of Claims will be governed by and construed and enforced in accordance with the internal laws of the State of [California][Maryland][Delaware] applicable to contracts made and to be performed entirely within such State.

5.   Recipient acknowledges that Recipient has read this General Release of Claims, that Recipient has had the opportunity to consult with an attorney, and that Recipient understands

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[1] Note to Draft: To be included for California employees.

all of its terms and executes it voluntarily and with full knowledge of its significance and the consequences thereof. In entering into this General Release of Claims, Recipient has not relied upon any representations or statements made by the Company which are not specifically set forth in this General Release of Claims.

6.   Recipient acknowledges that Recipient understands the terms and knows the effect of this Agreement and that Recipient signs the same as Recipient's own free act and deed, aware of the final and binding effect of this General Release of Claims. Recipient specifically acknowledges that Recipient's waiver of claims against the Released Parties is knowing and voluntary. Recipient further acknowledges that Recipient has consulted with Recipient's attorney prior to executing this Agreement.

7.   This General Release of Claims shall take effect on the eighth (8th) day following Recipient's execution of this General Release of Claims unless Recipient's written revocation is delivered to the Company within seven (7) days after such execution.

_____, 2021   _____

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